As filed with the Securities and Exchange Commission on July 13, 2007

Registration No. 333-10026

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST EFFECTIVE AMENDMENT NO.1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts for Ordinary Shares with no Par Value, of

DUCATI MOTOR HOLDING S.p.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Italy

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to: Giuseppe Scassellati-Sforzolini Cleary Gottlieb Steen & Hamilton LLP Piazza di Spagna, 15 00187 Rome, Italy (39) 06 6952 2220	Copies to: Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 10, 11, 12, and 15

securities

(iii)  The collection and distribution of dividends

Articles number 4, 9, 10, and 11

(iv)  The transmission of notices, reports and proxy

Articles number 10, 11, 12, and 14

soliciting material

(v)  The sale or exercise of rights

Articles number 10

(vi)  The deposit or sale of securities resulting from

Articles number 9 and 13

dividends, splits or plans of reorganization

(vii)  Amendment, extension or termination of the

Articles number 18 and 19

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 14

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to transfer or

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

25

(x)  Limitation upon the liability of the depositary

Articles number 10 and 16

3.  Fees and Charges

Articles number 6

Item – 2.

Available Information

Public reports furnished by issuer

Upon effectiveness of the termination of the foreign issuer's reporting obligations under the

Securities Exchange Act of 1934,

as amended (the "Exchange Act"),

the foreign issuer shall make

available certain public reports and

documents required by foreign law

or otherwise under Rule 12g3-3(b)

under the Exchange Act at the

foreign issuer's internet web site or

through an electronic information

delivery system.  See Article 14 of

the attached Form of Receipt, filed

herewith as prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of March 31, 1999, as amended and restated as of [__________], 2007, among Ducati Motor Holding S.p.A., The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among Ducati Motor Holding S.p.A. and The Bank of New York relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 13, 2007.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, no Par Value, of Ducati Motor Holding S.p.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ David S. Stueber

Name: David S. Stueber

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Ducati Motor Holding S.p.A.  has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Bologna, Italy on July 5, 2007.

DUCATI MOTOR HOLDING S.P.A.

By:  /s/ Gabriele Del Torchio
Name:  Gabriele Del Torchio
Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 5, 2007.

/s/ Gabriele Del Torchio

/s/ Roberto Maestroni

Name:  Gabriele Del Torchio

Name:  Roberto Maestroni

Managing Director and

Director

Strategy and Development Officer and

Chief Executive Officer

/s/ Giampiero Paoli

/s/ Giorgio Seragnoli

Name:  Giampiero Paoli

Name:  Giorgio Seragnoli

Chairman of the Board of the Board of Directors

Director

/s/ Antonio Perricone

/s/ Michael Lock

Name:  Antonio Perricone

Name:  Michael Lock

Director

Authorized U.S. Representative

/s/ Massimo Bergami

/s/ Enrico D'Onofrio

Name:  Massimo Bergami

Name:  Enrico D'Onofrio

Director

Principal Accounting Officer and

Principal Financial Officer

________________________________

Name:  Roberto Consonni

Director

/s/ Dante Ruzzano

Name:  Dante Ruzzano

Director

/s/ Marco Giovannini

Name:  Marco Giovannini

Director

/s/ Carlo Umberto Bonomi

Name:  Carlo Umberto Bonomi

Director

________________________________

Name:  Ulrich Weiss

Director

/s/ Mauro Benetton

Name:  Mauro Benetton

Director

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

1

Form of Deposit Agreement dated as of March 31, 1999, as amended and restated as of [__________], 2007, among Ducati Motor Holding S.p.A., The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder.